FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or
15d-16 of the Securities Exchange Act of 1934

For the month of July 2003

GEMPLUS INTERNATIONAL S.A.
(Exact name of registrant as specified in its charter)

GEMPLUS INTERNATIONAL S.A.
(Translation of registrant’s name in English)

Aerogolf Center
1 Hohenhof
L-2633 Senningerberg
Grand Duchy of Luxembourg
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	[X]	Form 40-F	[ ]

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes	[ ]	No	[X]

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GEMPLUS INTERNATIONAL S.A.

Date: July 2, 2003

By:

Name: Stephen Juge Title: Executive Vice President and General Counsel

Gemplus Reaches Major Milestone With Three Billion Phone Cards Delivered

Gemplus’ third billionth phone card delivered to Mexican Operator, Telmex

•	Gemplus first to deliver the 3rd billionth smart phone card to the global market

•	Milestone marks Gemplus’ fifteen-year leadership of the public telephony market

Luxembourg, 2 July 2003 — Gemplus (Paris Euronext: Euroclear 5768 and NASDAQ: GEMP), the world’s leading provider of smart card-based solutions, announces the delivery of its third billionth phone card for the public telephony sector.

Gemplus is the first smart card manufacturer to reach this milestone, confirming its leadership in the market. According to the recent study by Analyst Group, Gartner Dataquest; “Gemplus leads the public telephony smart card market for the fifteenth year running, with over 350 million phone cards shipped worldwide in 2002. They remain world leader of this market segment,” said Clare Hirst, senior analyst at Gartner Dataquest.

“This is a major milestone for Gemplus as phone cards have been and remain a very important part of our business. We are producing innovative new products and value-added services for prepaid phone cards, enabling the operator to launch specific offers adapted to market trends. This is why we have a loyal client base and a solid future with operators continuing to invest in public telephony’”, said Philippe Vallée, President of the Telecom Business Unit, Gemplus.

Gemplus delivered their third billionth phone card to Telmex, the largest operator worldwide in public telephony and Gemplus’ biggest client in this field. Gemplus’ clients have consistently chosen Gemplus as their preferred smart card supplier due to a worldwide presence offering significant production capacity and reliable products. Among Gemplus’ eighty customers worldwide, are CANTV, Venezuela, China NetCom, China Telecom, Deutsche Telekom, France Telecom, Menatel and Telmex, Mexico.

Notes to the Editor

•	Gemplus has 38 % market share in the global public Telephony smart card market, with over 50% in Latin America.

•	Gemplus has been working with Telmex for over ten years supporting them in the growth of their public telephony network in Mexico.

About Gemplus

Gemplus (Paris Euronext: Euroclear 5768 and NASDAQ: GEMP) is the world’s number one provider of smart card solutions.

Gemplus helps its clients offer an exceptional range of portable, personalized solutions that bring security and convenience to people’s lives. These include mobile data services, inter-operable banking, identity, WLAN, m-commerce and a wealth of other applications. Gemplus is the only completely dedicated, truly global player in the Smart Card industry, with the largest R&D team, unrivalled experience, and an outstanding track record of technological innovation. In 2002, Gemplus was the worldwide smart card leader in both revenue and total smart card shipments (source: Gartner-Dataquest). Gemplus was also awarded Frost & Sullivan’s 2002 Market Value Leadership Award for its exceptional performance.

Gemplus’ revenue in 2002 was 787 million Euros.

For more information, please contact:

Kerry Butler
Gemplus Americas PR Manager
Phone: +1 215 390 2840
Mobile: +1 215 859 2335
Email: kerry.butler@gemplus.com

Vanessa Clarke
Edelman Public Relations
Tel : +44 (0)20 7344 1349
Email : vanessa.clarke@edelman.com

©2003 Gemplus. All rights reserved. Gemplus and the Gemplus logo are trademarks and service marks of Gemplus and are registered in certain countries. All other trademarks and service marks, whether registered or not in specific countries, are the property of their respective owners.

Some of the statements contained in this release constitute forward-looking statements. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance, or achievements expressed or implied by such forward-looking statements. Actual events or results may differ materially. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this release include, but are not limited to: trends in wireless communication and mobile commerce markets; our ability to develop new technology, and the effects of competing technologies developed and expected intense competition generally in our main markets; profitability of our expansion strategy; challenges to or loss of our intellectual property rights; our ability to establish and maintain strategic relationships in our major businesses; our ability to develop and take advantage of new software and services; and the effect of future acquisitions and investments on our share price. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such forward-looking statements. The forward-looking statements contained in this release speak only as of this release. We are under no duty to update any of the forward-looking statements after this date to conform such statements to actual results or to reflect the occurrence of anticipated results.

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